Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
April 23, 2007.

Item 3	News Release
The news release was disseminated in Canada and the United States on April 23, 2007 by CCN Matthews.

Item 4	Summary of Material Change
Canplats Resources Corporation is pleased to report that diamond drilling has commenced at its wholly-owned Rodeo gold property located approximately 150 kilometers north of Durango, Mexico.

Item 5	Full Description of Material Change
See attached news release dated April 23, 2007.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Assistant Corporate Secretary. (604) 689-3846.

Item 9	Date of Report
April 23, 2007.

April 23, 2007	TSX Venture Exchange: CPQ

CANPLATS REPORTS DRILLING UNDERWAY AT RODEO IN MEXICO

Vancouver, B.C. - Canplats Resources Corporation (TSX Venture: CPQ) is pleased to report that diamond drilling has commenced at its wholly-owned Rodeo gold property located approximately 150 kilometers north of Durango, Mexico.

The drill program will test the West Vein Swarm area at depth and along strike. The first hole will be approximately 600 meters long and will intersect the Ridge Vein and West Vein at depth while also testing for potential skarn mineralization at the volcanic-limestone contact. This program follows up reverse circulation and diamond drilling that outlined gold mineralization over a strike length of least 200 meters and a width of 60 meters. The zone is open to the south and to the northeast and to depth.

The West Vein Swarm is interpreted to be a shallow-dipping, brecciated, silicified volcanic unit mineralized with gold. The best results in shallow drilling to date to include hole BR-3 which intersected 2.98 grams of gold per tonne over 33 meters (0.09 ounces of gold per ton over 108 feet), including 6.24 grams of gold per tonne over 11 meters (0.18 ounces of gold per ton over 36 feet), and hole BR-21 which intersected 2.04 grams of gold per tonne over 29 meters (0.06 ounces of gold per ton over 95.1 feet), including 3.55 grams of gold per tonne over eight meters (0.10 ounces of gold per ton over 26.2 feet).

Previous work identified four other targets on the Rodeo property that require further work prior to follow-up drilling. The combined strike length of the five targets exceeds 2,000 meters, and shear zones and the epithermal system can be traced for 4,000 meters on the property. With 20 - 50 meter widths of well-developed quartz veins and breccias, the Rodeo property represents significant exploration potential.

At the Maijoma and El Alamo properties in the state of Chihuahua, field programs have been completed. This work included mapping, sampling and induced polarization surveys and were successful in defining several drill targets with coincident geochemical and geophysical anomalies to be tested later this year. All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman, President and C.E.O.
Direct: (604) 484-8220

Paul LaFontaine
Director, Investor Relations
Direct: (604) 484-8212
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com
Investor Inquiries G2 Consultants Corporation NA Toll-Free: (866) 742-9990 Tel: (604) 742-9990 Fax: (604) 742-9991 canplats@g2consultants.com

To receive Canplat’s news releases by e-mail, contact Paul LaFontaine, manager, investor relations, at info@canplats.com or (866) 338-0047. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.